UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 28)*

Coca-Cola Bottling Co. Consolidated
(Name of Issuer)

Common Stock, Par Value $1.00 Per Share
(Title and Class of Securities)

191098102
(CUSIP Number)

Bernhard Goepelt
Senior Vice President, General Counsel and Chief Legal Counsel
The Coca-Cola Company
One Coca-Cola Plaza
Atlanta, Georgia 30313
(404) 676-2121
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 15, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(continued on following pages)

SCHEDULE 13D/A

CUSIP No. - 191098102

1	NAME OF REPORTING PERSON
THE COCA-COLA COMPANY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,482,165
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,482,165
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,482,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 34.76%
14	TYPE OF REPORTING PERSON* CO
*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D/A

CUSIP No. - 191098102

1	NAME OF REPORTING PERSON
THE COCA-COLA TRADING COMPANY LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,482,165
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,482,165
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,482,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 34.76%
14	TYPE OF REPORTING PERSON* OO
*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D/A

CUSIP No. - 191098102

1	NAME OF REPORTING PERSON
COCA-COLA OASIS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,482,165
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,482,165
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,482,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 34.76%
14	TYPE OF REPORTING PERSON* OO
*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D/A

CUSIP No. - 191098102

1	NAME OF REPORTING PERSON
CAROLINA COCA-COLA BOTTLING INVESTMENTS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,482,165
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,482,165
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,482,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 34.76%
14	TYPE OF REPORTING PERSON* CO
*SEE INSTRUCTIONS BEFORE FILLING OUT

This Amendment No. 28 amends and supplements the original Schedule 13D filed on May 18, 1987 by The Coca-Cola Company, as amended by Amendments 1 through 27 (the "Schedule 13D").  Terms used herein and not otherwise defined shall have the meanings given such terms in the Schedule 13D.

Item 2.    Identity and Background
Item 2 is hereby amended and restated as follows:
This statement is being filed by The Coca-Cola Company, and three of The Coca-Cola Company's direct or indirect wholly owned subsidiaries, namely The Coca-Cola Trading Company LLC ("Trading Company"), Coca-Cola Oasis LLC (formerly known as Coca-Cola Oasis, Inc.) ("Oasis") and Carolina Coca-Cola Bottling Investments, Inc. ("Carolina" and, together with The Coca-Cola Company, Trading Company and Oasis, the "Reporting Persons").  Each of The Coca-Cola Company and Carolina is a Delaware corporation, having its principal executive office at One Coca-Cola Plaza, Atlanta, Georgia 30313, telephone (404) 676-2121. Each of Trading Company and Oasis is a Delaware limited liability company, having its principal executive office at One Coca-Cola Plaza, Atlanta, Georgia 30313, telephone (404) 676-2121. Carolina is a direct, wholly owned subsidiary of Oasis, Oasis is a direct, wholly owned subsidiary of Trading Company, and Trading Company is a direct, wholly owned subsidiary of The
Coca-Cola Company.
The Coca-Cola Company is the world's largest beverage company. The Coca-Cola Company owns or licenses and markets more than 500 nonalcoholic beverage brands, primarily sparkling beverages, but also a variety of still beverages such as waters, enhanced waters, juices and juice drinks, ready-to-drink teas and coffees, and energy and sports drinks. The Coca-Cola Company owns and markets four of the world's top five nonalcoholic sparkling beverage brands: Coca-Cola, Diet Coke, Fanta and Sprite. Finished beverage products bearing The Coca-Cola Company's trademarks, sold in the United States since 1886, are now sold in more than 200 countries.
Certain information with respect to the directors or managers and executive officers of the Reporting Persons is set forth in Exhibit 99.1 attached hereto, including each director's or manager's, as applicable, and each executive officer's business address, present principal occupation or employment, citizenship and other information.
None of the Reporting Persons nor, to the best of their knowledge, any director, manager, executive officer or controlling person of any Reporting Person has, during the last five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding any Reporting Person or any director, manager, executive officer or controlling person of any Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, or finding any violation with respect to federal or state securities laws.
Item 4.    Purpose of the Transaction
Item 4 is hereby amended and restated as follows:
The Coca-Cola Company invests in bottling operations such as Coke Consolidated in order to maximize the strength and efficiency of its production, distribution and marketing systems around the world. In line with this bottling strategy, The Coca-Cola Company regularly reviews its options relating to its investments in bottling operations throughout the world, including its investment in Coke Consolidated.
As part of this review, The Coca-Cola Company and Coke Consolidated entered into the non-binding Letter of Intent attached hereto as Exhibit 99.2 (the “Letter of Intent”) pursuant to which Coca-Cola Refreshments USA, Inc., a wholly owned subsidiary of The Coca-Cola Company, will grant Coke Consolidated certain exclusive territory rights for the distribution, promotion, marketing and sale in the Territory (as that term is defined in the Letter of Intent) of The Coca-Cola Company-owned and -licensed beverage products. Such rights will be granted via a “Comprehensive Beverage Agreement” among The Coca-Cola Company, Coca-Cola Refreshments USA, Inc. and

Coke Consolidated in substantially the form attached to the Letter of Intent as Exhibit A (the “Comprehensive Beverage Agreement”). Pursuant to the terms and conditions of the Comprehensive Beverage Agreement,
Coca-Cola Refreshments USA, Inc. will grant Coke Consolidated certain exclusive rights to distribute, promote, market and sell the Covered Beverages and Related Products distinguished by the Trademarks (as those terms are defined in the Comprehensive Beverage Agreement) in the Territory. Such grant of exclusive territory rights will not include the right to produce the Covered Beverages or the Related Products. The terms of the territory rights and the sale of assets are subject to the execution of definitive agreements, as more fully described in the Letter of Intent. There is no assurance that such definitive agreements will be reached or that the proposed transactions contemplated by the Letter of Intent will occur.
In addition, The Coca-Cola Company from time to time may consider, evaluate and propose various other possible transactions involving Coke Consolidated or its subsidiaries, which could include, without limitation:

(a)	the possible acquisition of additional securities of Coke Consolidated, or the disposition of securities of Coke Consolidated;

(b)
possible extraordinary corporate transactions (such as a merger, consolidation or reorganization) involving Coke Consolidated or any of its subsidiaries, including with other bottling companies in which one or more of the Reporting Persons may have a direct or indirect equity interest; or

(c)
the possible acquisition by Coke Consolidated or its subsidiaries of assets or interests in one or more bottling companies, including other bottling companies that may be subsidiaries of one or more of the Reporting Persons or in which one or more of the Reporting Persons may have a direct or indirect equity interest, or the possible sale of assets or bottling operations by Coke Consolidated or its subsidiaries.

Except as otherwise described herein, the Reporting Persons do not presently have any plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of Coke Consolidated, or the disposition of securities of Coke Consolidated;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Coke Consolidated or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of Coke Consolidated or any of its subsidiaries;

(d)
any change in the present  board of  directors  or management of Coke Consolidated, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of Coke Consolidated;

(f)	any other material change in Coke Consolidated's business or corporate structure;

(g)	changes in Coke Consolidated's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Coke Consolidated by any person;

(h)
causing a class of securities of Coke Consolidated to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of Coke Consolidated becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.
Item 7.    Material to be Filed as Exhibits

Exhibit	Name	Incorporated By Reference To
Exhibit 99.1	Directors, Officers and Managers of the Reporting Persons	Filed herewith
Exhibit 99.2	Letter of Intent, dated April 15, 2013.	Filed herewith

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 16, 2013	THE COCA-COLA COMPANY By: /s/ Bernhard Goepelt_______________________ Name: Bernhard Goepelt Title: Senior Vice President, General Counsel and Chief Legal Counsel
Date: April 16, 2013	THE COCA-COLA TRADING COMPANY LLC By: /s/ William D. Hawkins III__________________ Name: William D. Hawkins III Title: Vice President
Date: April 16, 2013	COCA-COLA OASIS LLC By: _/s/ William D. Hawkins III__________________ Name: William D. Hawkins III Title: Vice President
Date: April 16, 2013	CAROLINA COCA-COLA BOTTLING INVESTMENTS, INC. By: _/s/ William D. Hawkins III__________________ Name: William D. Hawkins III Title: Vice President

Exhibit Index

Exhibit	Name
Exhibit 99.1	Directors, Officers and Managers of the Reporting Persons
Exhibit 99.2	Letter of Intent, dated April 15, 2013